[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 20, 2014

VIA EDGAR AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mellissa Campbell Duru

Re:	CBS Corporation

Schedule TO

Filed June 11, 2014

File No. 005-38637

CBS Outdoor Americas Inc.

Registration Statement on Form S-4

Filed June 11, 2014

File No. 333-196652

Dear Ms. Duru:

On behalf of CBS Corporation (“CBS”) and CBS Outdoor Americas Inc. (“Outdoor Americas”), in response to a comment delivered orally by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Tender Offer Statement on the Schedule TO (the “Schedule TO”) filed by CBS and the prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed by Outdoor Americas and incorporated by reference into the Schedule TO (the “Prospectus”), I submit this letter containing the Company’s and CBS’s response to such comment. This response is reflected in an amendment to the Registration Statement (“Amendment No. 1”) submitted to the Commission via EDGAR on June 20, 2014 and a corresponding amendment to the Schedule TO reflecting the revised Prospectus. Five courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement have been sent to you under separate cover.

For your convenience, we have restated the Staff’s comment in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements

1.	The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer. Please revise the disclosure in this section to clarify.

RESPONSE: In response to the Staff’s comment, the Company included revised disclosure on pages 69 and 71 of Amendment No. 1.

We respectfully request that the Staff review Amendment No. 1 and our responses to its comment at its earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Lawrence P. Tu

CBS Corporation

Richard H. Sauer

CBS Outdoor Americas Inc.

Matthew D. Bloch and Jennifer A. Bensch

Weil, Gotshal & Manges LLP

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